UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 15, 2023, MorphoSys AG (the “Company”) issued a press release with the Q3 2023 financial results attached hereto as Exhibit 99.1. On November 16, 2023, MorphoSys AG, held its Q3 2023 results conference call attached hereto as Exhibit 99.2.

Exhibits

99.1    MorphoSys AG Reports Third Quarter and First Nine Months 2023 Financial Results
99.2    Q3 Results & Business Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: November 16, 2023    By:    /s/ i.A Kristina Grötsch
        Name: Kristina Grötsch
        Title:    Senior Specialist Investor Relation

    By:    /s/ i.A. Dr. Robert Mayer
        Name: Dr. Robert Mayer
        Title:    Director Investor Relations